         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM SB-2/A
                         AMENDMENT NO. 3
     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      ENCORE VENTURES, INC.
          (Name of small business issuer in its charter)

NEVADA                                        98-0218912
------                                        ----------
(State or other jurisdiction of               (I.R.S. Employer
incorporation or organization)                Identification Number)

William Iny
5709 Hudson Street
Vancouver, British Columbia                   V6M 2Z2
---------------------------                   -------
(Name and address of principal                (Zip Code)
executive offices and agent
for service of process)

Registrant's telephone number, including area code:  (604) 880-9721

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                |__|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering.                |__|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering.                |__|

If delivery of the prospectus is expected to be made pursuant to Rule 434,
check the following box.                        |__|

                   CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------
TITLE OF EACH         		PROPOSED   PROPOSED
CLASS OF 				MAXIMUM    MAXIMUM
SECURITIES             		OFFERING   AGGREGATE   AMOUNT OF
TO BE        AMOUNT TO BE     PRICE PER  OFFERING    REGISTRATION
REGISTERED   REGISTERED		UNIT (1)   PRICE (2)   FEE (2)
--------------------------------------------------------------------------
Common Stock  1,880,000 shares $0.50     $940,000    $248
-------------------------------------------------------------------------
(1) Based on last sales price on April 28, 2000
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                  COPIES OF COMMUNICATIONS TO:
                      Michael A. Cane, Esq.
                      2300 W. Sahara Blvd.,
                       Suite 500 - Box 18
                      Las Vegas, NV 89102
                         (702) 312-6255

                          PROSPECTUS


                     ENCORE VENTURES, INC.
                       1,880,000 SHARES
                         COMMON STOCK
                       ----------------


The selling shareholders named in this prospectus are offering all of the shares of our common stock offered through this prospectus. See the section entitled "Selling Shareholders." The shares were acquired by the selling shareholders directly from us in three private offerings that were exempt from registration under the US securities laws. See the section entitled "Description of Securities."

We will not determine the offering price of the common stock, nor how it is sold. The offering price and method of sale will each be determined by market factors and the independent decisions of the selling shareholders.

Our common stock is presently not traded on any market or securities exchange.



                       ----------------

The purchase of the securities offered through this prospectus involves a high degree of risk. See section entitled "Risk Factors" on pages 4 - 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                       ----------------



         The Date Of This Prospectus Is: April 19, 2001

                          TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
Summary ..............................................................   3

Risk Factors .........................................................   4

Use of Proceeds ......................................................   9

Determination of Offering Price ......................................   9

Dilution .............................................................   9

Selling Shareholders .................................................   9

Plan of Distribution .................................................  15

Legal Proceedings ....................................................  16

Directors, Executive Officers, Promoters and Control Persons .........  16

Security Ownership of Certain Beneficial Owners and Management .......  18

Description of Securities ............................................  18

Interests of Named Experts and Counsel ...............................  19

Disclosure of Commission Position of Indemnification for
  Securities Act Liabilities .........................................  21

Organization Within Last Five Years ..................................  21

Description of Business ..............................................  21

Plan of Operation ....................................................  26

Description of Property ..............................................  27

Certain Relationships and Related Transactions .......................  27

Market for Common Equity and Related Stockholder Matters .............  28

Executive Compensation ...............................................  29

Index to Financial Statements ........................................  30

Financial Statements ................................................. F-1

Changes in and Disagreements with Accountants Disclosure .............  31

Available Information ................................................  31

                              SUMMARY

The following summary is only a shortened version of the more detailed information, exhibits and financial statements appearing elsewhere in this prospectus. Prospective investors are urged to read this prospectus in its entirety.

Encore Ventures, Inc.

We are in the business of mineral exploration; although, to date, we have relied upon the mineral exploration of others and have not yet conducted such exploration ourselves. We have acquired an option to acquire a 90% interest in four mineral claims located in the Watson Lake Mining District in the Yukon Territories. Our objective is to conduct mineral exploration activities on these mineral claims in order to assess whether they possess commercially exploitable reserves of molybdenum and tungsten. Our plan is to carry out an exploration program on the Watson Lake mineral claims in order to make an assessment of the commercial potential of these mineral claims. We have not, nor has any predecessor, identified any commercially exploitable reserves. Our proposed exploration program is designed to explore for commercially exploitable deposits.

Encore Ventures, Inc. is a Nevada corporation incorporated on September 14, 1999. Our principle offices are located at 5709 Hudson Street, Vancouver, BC, Canada, V6M 2Z2.

The Offering

Securities Being Offered   Up to 1,880,000 shares of common stock.  See
                           section entitled "Description of Securities to be Registered."

Securities Issued
And to be Issued           There are 3,380,000 shares of our common
                           stock issued and outstanding as of the date of
                           this prospectus.   Existing shareholders will
                           sell all of the shares or our common stock to be sold under this prospectus. See section entitled
                           "Description of Securities to be Registered."

Use of Proceeds            We will not receive any proceeds from the
                           sale of the common stock by the selling
                           shareholders. See section entitled "Use of Proceeds."

                           RISK FACTORS

An investment in our common stock involves a high degree of risk.
You should carefully consider the risks described below and the other information in this prospectus and any other filings we may make with the United States Securities and Exchange Commission in the future before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

   RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL

If We Do Not Obtain Additional Financing, Our Business Will Fail

We had cash in the amount of $31,518 as of January 31, 2001. We currently do not have any operations and we have no income. Our business plan calls for significant expenses in connection with the development and exploration of our optioned mineral claims. We may require additional financing in order to complete these activities if the costs of the exploration and development of our optioned mineral claims are greater than anticipated. In addition, we may require additional financing to sustain our business operations if we are not successful in earning revenues once exploration and development is complete. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including market prices for molybdenum and tungsten, investor acceptance of our property, and investor sentiment. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.

The only source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. The only other alternative for the financing of further exploration would be the offering by us of an interest in our properties to be earned by another party or parties carrying out further exploration or development thereof, which is not presently contemplated.

Time Constraints and Capital Expenditure Requirements of the Watson Lake Option, May Become Unattainable and Thereby Cause Us to Lose the Option

We are obligated to incur exploration expenditures on our optioned mineral claims in order to exercise the option and obtain a 90% interest in the mineral claims. While our existing cash reserves are sufficient to enable us to complete phase one of the geological work program recommended on our optioned mineral claims, we will require substantial additional capital to fund the continued exploration of our optioned mineral claims in order to exercise the option. The projected cost of completion of phase one of the recommended work program is $25,000. The projected cost of completion of phase two of the recommended work program is $175,000. The Phase One project costs include a property survey to identify the drill target and locate drill sites suitable to test the target. Phase two costs include 3000 feet of core drilling. If we do not meet the exploration expenditures required by the option agreement, then we will forfeit our interest in the optioned mineral claims and will have no interest in the optioned mineral claims. In addition, other events or circumstances that are not presently anticipated may reduce the time period for which the funds will be sufficient. We have no agreements for additional financing and we can provide no assurance to investors that additional funding will be available to us on acceptable terms, or at all, to continue operations, to fund new business opportunities or to execute our business plan.

Because We Have Only Recently Commenced Business Operations, We Face A High Risk of Business Failure

We were incorporated in September 1999 and to date have been involved primarily in organizational activities and the acquisition of the optioned mineral claims. We have not earned any revenues as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration and development, and additional costs and expenses that may exceed current estimates. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and there can be no assurance that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

Because We Have Only Recently Commenced Business Operations, We
Expect to Incur Operating Losses For The Foreseeable Future

We have never earned revenues and we have never been profitable. Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from the exploration and development of our optioned mineral claims, we will not be able to achieve profitability or continue operations.

Because of the Speculative Nature of Exploration of Mining
Properties, There is Substantial Risk that This Business Will Fail

We can provide investors with no assurance that the mineral claims that we have optioned contain commercially exploitable reserves of molybdenum or tungsten. Exploration for minerals is a speculative venture necessarily involving substantial risk. The expenditures to be made by us in the exploration of the optioned mineral properties may not result in the discovery of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development and often result
in unsuccessful exploration efforts.    We may also become subject to
liability for pollution, cave-ins or hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position.

If We Discover Commercial Reserves Of Precious Metals On Our Optioned Mineral Properties, We Can Provide No Assurance That We Will Be Able To Successfully Place The Mineral Claims Into Commercial Production

The optioned mineral properties do not contain any known bodies of
ore.   If our exploration programs are successful in establishing ore of commercial tonnage and grade, we will require additional funds in order to place the mineral claims into commercial production. In such an event, we may be unable to do so.

             RISKS RELATED TO OUR MARKET AND STRATEGY

If We Are Unable To Hire And Retain Key Personnel, We May Not Be Able To Implement Our Business Plan And Our Business Will Fail

Our success will be largely dependent on our ability to hire highly qualified personnel. This is particularly true in highly technical businesses such as mineral exploration. These individuals may be in high demand and we may not be able to attract the staff we need. In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or may lose such employees after they are hired. Currently, we have not hired any key personnel. Our failure to hire key personnel when needed would have a significant negative effect on our business.

If We Do Not Obtain Clear Title to the Mining Properties, Our Business
May Fail

While we have obtained geological reports with respect to the optioned mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Our optioned mining properties have not been surveyed and therefore, the precise locations and areas of the properties may be in doubt.

Ownership transfers for the claims are being held by the Company and will be filed in the normal course of business. Such transfers are valid in perpetuity and we are not aware of any problems that would prevent us from obtaining clear title.

If We Are Not Able to Effectively Respond to Competitors, Our Business
May Fail

The mining industry, in general, is intensively competitive and we can provide no assurance to investors even if commercial quantities of ore are discovered that a ready market will exist for the sale of any ore found. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our not receiving an adequate return on invested capital.

                RISKS RELATED TO LEGAL UNCERTAINTY

If We Become Subject To Burdensome Government Regulation Or Other
Legal Uncertainties, Our Business Will Be Negatively Effected

To date, there are several governmental regulations that have materially restricted the use and development of ore. In addition, the legal and regulatory environment that pertains to the exploration of ore is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business and prevent us from exploring or developing ore deposits. The growth of demand for ore may also be significantly slowed. This could delay growth in potential demand for and limit our ability to generate revenues. In addition to new laws and regulations being adopted, existing laws may be applied to mining that have not as yet been applied. These new laws may increase our cost of doing business with the result that our financial condition and operating results may be harmed.

                  RISKS RELATED TO THIS OFFERING

Because Our President, Mr. William Iny, Owns 44.4% Of Our Outstanding Common Stock, Investors May Find That Future Corporate Decisions Are Controlled By Mr. Iny Who May Use This Control To Advance His Own
Interests At The Expense Of Other Stockholders

Mr. William Iny, our director and President, owns approximately 44.4% of the outstanding shares of our common stock. Accordingly, he will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of Mr. Iny may differ from the interests of the other stockholders. Factors that could cause the interests of Mr. Iny to differ from the interest of other stockholders include the impact of a corporate transaction on Mr. Iny's business time and the ability of Mr. Iny to continue to manage our business.

Mr. Iny is presently required to spend 15% of his business time on business management services for our company. While Mr. Iny presently possesses adequate time to attend to our interests, it is possible that the demands on Mr. Iny from his other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business. In addition, Mr. Iny may not possess sufficient time for our business if the demands of managing our business increased substantially beyond current levels. Competing demands on Mr. Iny's business time may cause Mr. Iny to have differing interests in approving significant corporate transactions than other stockholders.

Moreover, because Mr. Iny spends approximately 60% of his time on business activities not involving Encore Ventures, Inc., it is possible that Mr. Iny's other interests could be in conflict with the best interests of Encore and its other shareholders. Because Mr. Iny has substantial influence over Encore, these conflicts of interest could potentially lead him to take actions that have a materially adversely affect on the interests of Encore and its other shareholders.

If A Market For Our Common Stock Develops, Our Stock Price May Be
Volatile.

There is currently no market for our common stock and we can provide no assurance to investors that a market will develop. We currently plan to apply for listing of our common stock on the over the counter bulletin board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide investors with no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize. If a market does develop, however, we anticipate that the market price of our common stock will be subject to wide fluctuations in response to several factors, including:

(1)   actual or anticipated variations in our results of operations;
(2)   our ability or inability to generate new revenues;
(3)   increased competition; and
(4)   conditions and trends in the mining industry.

Further, if our common stock is traded on the NASD over the counter bulletin board, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock.

We can provide no assurance to investors that our common stock will be traded on the over the counter bulletin board.

If the Selling Shareholders Sell a Large Number of Shares All at Once or In Blocks, The Market Price of Our Shares Would Most Likely
Decline.

The selling shareholders are offering 1,880,000 shares of our common stock through this prospectus. The selling shareholders are not restricted in the price they can sell the common stock. Our common stock is presently not traded on any market or securities exchange, but should a market develop, shares sold at a price below the current market price at which the common stock is trading may cause that
market price to decline.   Moreover, an offer or sale of large
numbers of shares at any price may cause the market price to fall. The outstanding shares of common stock covered by this prospectus represent 55.6% of the common shares outstanding as of the date of this prospectus.

If Our Stock Price Drops Significantly, We May Become Subject To
Securities Litigation That Would Result In A Harmful Diversion Of Our Business Resources

In the past, following periods of volatility in the market price of a particular company's stock, securities class action litigation has been brought against that company. Any litigation arising from the volatility in the price of our common stock could have an adverse effect on our business, financial condition and results of operations.

                   FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipate," "believe," "plan," "expect," "future," "intend" and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the "Risk Factors" section and elsewhere in this prospectus.

                          USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.


                 DETERMINATION OF OFFERING PRICE

We will not determine the offering price of the common stock. The offering price will be determined by market factors and the independent decisions of the selling shareholders. See section entitled "Selling Shareholders".

                             DILUTION

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.


                      SELLING SHAREHOLDERS

The selling shareholders named in this prospectus are offering all of the 1,880,000 shares of common stock offered. The shares include the following:

(A) 1,500,000 shares of our common stock that the selling shareholders acquired from us in an offering completed on January 19, 2000 that was exempt from registration under Regulation S of the Securities Act of 1933;

(B) 280,000 shares of our common stock that the selling shareholders acquired from us in an offering completed on February 16, 2000 that was exempt from registration under Regulation S of the Securities Act of 1933; and

(C) 100,000 shares of our common stock that the selling shareholders acquired from us in an offering completed on April 28, 2000 that was exempt from registration under Regulation S of the Securities Act of 1933.

The following table provides as of April 19, 2001, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

(A)   the number of shares owned by each prior to this offering;

(B)   the total number of shares that are to be offered for each;

(C) the total number of shares that will be owned by each upon completion of the offering;

(D)   the percentage owned by each; and

(E) the identity of the beneficial holder of any entity that owns the shares.

To the best of our knowledge, the named party in this table beneficially owns and has sole voting and investment power over all shares or rights to these shares. Also in calculating the number of shares that will be owned upon completion of this offering, we have assumed that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and have assumed that all shares offered are sold. We have based the percentage owned by each on 3,380,000 shares of common stock outstanding on April 19, 2001.

                                      Total Number     Total
                                      Of Shares To Be  Shares       Percent
                                      Offered For      To Be Owned  Owned Upon
                       Shares Owned   Selling          Upon Comple- Completion
Name and Address Of    Prior To This  Shareholders     tion Of This Of This
Selling Stockholder    Offering       Account          Offering     Offering
-------------------    -------------  ---------------  ------------ -----------
Danny Carroll          150,000        150,000          NIL          NIL
475 West 18th Avenue
Vancouver, BC
V6Y 2A4

Douglas Judd           150,000        150,000          NIL          NIL
2821 - 25th Street S.W.
Calgary, AB  T3E 1Y1

Douglas Judd, Jr.      150,000        150,000          NIL          NIL
7515 Fleetwood Drive S.E.
Calgary, AB

Dawn Dore              150,000        150,000          NIL          NIL
10330 Meadow Road
Winfield, BC V4V 1Z6

Haggis Ventures Inc.   150,000        150,000          NIL          NIL
P.O. Box 48461
Bentall Centre
Vancouver, BC
V7X 1A2
Beneficial owner:
James Watt

Josephine Iny          150,000        150,000          NIL          NIL
#3-6162 Willow Street
Vancouver, BC V5Z 3S6

Kerrie Iny             150,000        150,000          NIL          NIL
#10-6663 Sussex Avenue
Burnaby, BC V5H 3C5

B. Norine Judd         150,000        150,000          NIL          NIL
2821 - 25th Street S.W.
Calgary, AB  T3E 1Y1

Steve Bekropoulos      150,000         150,000         NIL          NIL
2833 - 40 Street S.W.
Calgary, AB  T3E 3J7

Madeleine Zebaida      150,000         150,000         NIL          NIL
3303 Don Mills Road,
   #2201
Willowdale, ON M2J 4T6

-Table continued-
                                      Total Number     Total
                                      Of Shares To Be  Shares       Percent
                                      Offered For      To Be Owned  Owned Upon
                       Shares Owned   Selling          Upon Comple- Completion
Name and Address Of    Prior To This  Shareholders     tion Of This Of This
Selling Stockholder    Offering       Account          Offering     Offering
-------------------    -------------  ---------------  ------------ -----------
Shaun Ledding          70,000         70,000           NIL          NIL
6335 Thunderbird
  Crescent
Vancouver, BC
V6T 2G9

Michael Piek           70,000         70,000           NIL          NIL
218-1236 West 8th
  Ave.
Vancouver, BC
V6H 3Y9

Patrick Power           70,000        70,000           NIL          NIL
#2004, 1323 Homer St.
Vancouver, BC
V6B 5T1

Nicholas Hobbins        70,000        70,000           NIL          NIL
1604-S4 Street S.E.
Calgary, AB  T2A 1W8

Rody Daniel              5,000         5,000           NIL          NIL
63036-2604
Kensington Rd N.W.
Calgary, AB T2N 4S5

Julie Judd               5,000         5,000           NIL          NIL
7515 Fleetwood Drive SE
Calgary, AB T2H 0X2

Noelle Allen             5,000         5,000           NIL          NIL
343-1220 8th Avenue NE
Calgary, AB T2E 0S6

Maria Denis              5,000         5,000           NIL          NIL
#315 21 Dover Point SE
Calgary, AB

David B. McQuaig         5,000         5,000           NIL          NIL
#950-550 6th Avenue SW
Calgary, AB T2P 0S2

-Table continued-
                                      Total Number     Total
                                      Of Shares To Be  Shares       Percent
                                      Offered For      To Be Owned  Owned Upon
                       Shares Owned   Selling          Upon Comple- Completion
Name and Address Of    Prior To This  Shareholders     tion Of This Of This
Selling Stockholder    Offering       Account          Offering     Offering
-------------------    -------------  ---------------  ------------ -----------
Peter C. Wallis        5,000          5,000            NIL          NIL
308, 4-14th Street NW
Calgary, AB T2P 2N7

Thomas Yingling        5,000          5,000            NIL          NIL
4601 Savoy Street
Delta, BC V4K 1P4

Grayson Hand           5,000          5,000            NIL          NIL
414-1859 Spyglass Pl.
Vancouver, BC
V6B 4K6

Leonard A. Zaseybida   5,000          5,000            NIL          NIL
604-734 7th Ave SW
Calgary, AB

Chris Huneault         5,000          5,000            NIL          NIL
1331 18th Ave
Calgary, AB T2M 0W5

Dino Pezzente          5,000          5,000            NIL          NIL
243 Brookmere Bay SW
Calgary, AB T2W 2R8

Darryl Severtson       5,000          5,000            NIL          NIL
195 Covington Close NE
Calgary, AB T3K 4L9

Lynn Severtson         5,000          5,000            NIL          NIL
195 Covington Close NE
Calgary, AB T3K 4L9

Steve Christakis       5,000          5,000            NIL          NIL
8411 Hawkview Manor
  Rd NW
Calgary, AB T3G 2Y1

-Table continued-
                                      Total Number     Total
                                      Of Shares To Be  Shares       Percent
                                      Offered For      To Be Owned  Owned Upon
                       Shares Owned   Selling          Upon Comple- Completion
Name and Address Of    Prior To This  Shareholders     tion Of This Of This
Selling Stockholder    Offering       Account          Offering     Offering
-------------------    -------------  ---------------  ------------ -----------
Heather E. Christakis  5,000          5,000            NIL          NIL
8411 Hawkview Manor
  Rd NW
Calgary, AB T3G 2Y1

Fox Creek              5,000          5,000            NIL          NIL
Investments Ltd.
(Rob Reukl -
Beneficial owner)
21 Falcon,
P.O. Box 1135
Manitovwadge,
Ontario P0T 2C0

Bill Sakkalis          5,000          5,000            NIL          NIL
7056 Gray Ave
Burnaby, BC V5S 3Y8

Collin Foli            5,000          5,000            NIL          NIL
2336 Thompson Ave
P.O. Box #1827
Rossland, BC
V0G I4O

Byron Foli             5,000          5,000            NIL          NIL
3235 Trafalgar
  Street
Vancouver, BC
V6L 2L5

Nick Bekos             5,000          5,000            NIL          NIL
2525 Woodview
  Drive SW,
  Suite 306
Calgary, AB
T2W 4N4

-------------------------------------------------------------------------------

To our knowledge, none of the selling shareholders except Steve
Bekropoulos:

(1) has had a material relationship with Encore other than as a shareholder as noted above at any time within the past three years; or

(2)   has ever been an officer or directors of Encore.

The following selling shareholders are related to the directors or officers as follows:

1.    Dawn Dore is the daughter of William Iny.
2.    Josephine Iny is the mother of William Iny.
3.    Madeleine Zebaida is the aunt of William Iny.
4.    Danny Carroll is the nephew of William Iny.
5.    Kerrie Iny is the daughter of William Iny.
6.    Nicholas Hobbins is the son-in-law of Steven Bekropoulos.
7.    Maria Denis is the daughter of Steven Bekropoulos.
8.    Nick Bekos is the brother of Steven Bekropoulos.


                         PLAN OF DISTRIBUTION

The selling shareholders have not informed us of how they plan to sell their shares. However, they may sell some or all of their common stock in one or more transactions, including block transactions:

(1) on such public markets or exchanges as the common stock may from time to time be trading;
(2)   in privately negotiated transactions;
(3)   through the writing of options on the common stock;
(4)   in short sales; or
(5)   in any combination of these methods of distribution.

The sales price to the public may be:

(1)   the market price prevailing at the time of sale;
(2)   a price related to such prevailing market price; or
(3) such other price as the selling shareholders determine from time to time.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144.

The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. If applicable, the selling shareholders also may have distributed, or may distribute, shares to one or more of their partners who are unaffiliated with us.

Such partners may, in turn, distribute such shares as described above. We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders.

We are bearing all costs relating to the registration of the common stock. Any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock, however, will be borne by the selling shareholders or other party selling such common stock.

The selling shareholders must comply with the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934 in the offer and sale of their common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

(1) not engage in any stabilization activities in connection with our common stock;

(2) furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

(3) not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

                        LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our executive officer and directors and their respective ages as of April 19, 2001 is as follows:

Directors:

Name of Director              Age
--------------------          ---
William Iny                    51

Steven Bekropoulos             44

Executive Officers:

Name of Officer               Age       Office
--------------------          ---       ------
William Iny                    51       President, Secretary and Treasurer

Set forth below is a brief description of the background and business experience of Mr. Iny and Mr. Bekropoulos for the past five years.

Mr. William Iny is our president, secretary and treasurer and is one of our directors. Mr. Iny was appointed as a director and as president, secretary and treasurer on September 23, 1999. Mr. Iny currently serves as president of ABRA Management Corporation, a position he has held since 1981. ABRA Management is a private company that provides corporate governance, communications, administrative and consulting services to public companies. ABRA Management recently had a contract with Leigh Resource Corporation, a public company traded on the Canadian Venture Exchange, in the capacity of corporate communications manager. ABRA Management currently has a management contract with Solitaire Minerals
Corporation for a period of one year from April 2000.   Mr. Iny's
duties for ABRA Management occupy approximately 50% of his time.

Mr. Iny was previously the president of Consolidated Excellerated Resources Inc., a public company engaged in the business of mineral exploration whose shares are traded on the Canadian Venture Exchange, from November 1993 until May 2000. Mr. Iny's duties with Consolidated Excellerated Resources included: negotiation and completion of equity and debt financing; negotiation of salary, management and debt settlement contracts and agreements; negotiation, hiring, and supervision of drilling contractors and attendance at drill sites; and identification and acquisition of properties of merit. Corporate governance duties included statutory filings, management discussions, quarterly reports, and all matters pertaining to Consolidated Excellerated Resources. Mr. Iny also implemented an investor relations program that included corporate communications to the media, analysts, newsletter writers and investors, plus the building of a comprehensive database of investors and brokers. He coordinated and executed annual shareholder meeting materials and mailings.

Mr. Iny is a director of Solitaire Minerals Corporation, a public company whose shares are traded on the Canadian Venture Exchange. Mr. Iny became a director of Solitaire Minerals in April 2000. Solitaire Minerals is also in the business of mineral exploration. Mr. Iny is also presently a director and secretary of Pacific Capital Venture Partners, a private company engaged in the purchase and sale of mineral resource properties. Mr. Iny has been involved with Pacific
Capital Venture Partners since April 2000.   Mr. Iny provides his
services to us on a part-time basis. Mr. Iny presently devotes approximately 15% of his time to our business; the remaining percentage of Mr. Iny's time is spent administering Solitaire Minerals, 50%, and PCVP Inc., 10%. Mr. Iny has 25% of his time currently available.

Mr. Steven Bekropoulos was appointed as one of our directors on March 23, 2000. Mr. Bekropoulos has been as a self-employed businessman since 1999. Mr. Bekropoulos was the corporate communications manager of Hyburn Combustion Systems, a company based in Calgary, Alberta from 1998 to 1999. Mr. Bekropoulos was also the owner of City Limits Liquor Store located in Calgary, Alberta from 1995 to 1997. Mr. Bekropoulos was a manager of Gator's Sports Pub in Calgary, Alberta from 1985 to 1992.

Term of Office
Our directors are elected for one-year terms, to hold office until the next annual general meeting of the shareholders, or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than the officers and directors described above.

   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 19, 2001, the beneficial ownership of our common stock by each of our officers and directors, by each person known by us to beneficially own more than 5% of our common stock and by our officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 3,380,000 shares of common stock issued and outstanding on April 19, 2001.


                  Name and address      Number of Shares    Percentage of
Title of class    of beneficial owner   of Common Stock     Common Stock
--------------    -------------------   ----------------    -------------
Common Stock      William Iny               1,500,000           44.4%
                  5709 Hudson Street
                  Vancouver, BC V6M 2Z2
                  Director and President,
                  Secretary and Treasurer


Common Stock      Steven Bekropoulos          150,000            4.4%
                  2833 - 40 Street S.W.
                  Calgary, AB  T3E 3J7
                  Director

Common Stock      Directors and Officers    1,650,000           48.8%
                  (2 Persons)


                     DESCRIPTION OF SECURITIES

General

The securities being offered are the shares of our common stock, par value $0.001 per share. Under our articles of incorporation, the total number of shares of all classes of stock that we are authorized to issue is 100,000,000 shares of common stock, par value $0.001 per
share.   As of April 19, 2001, a total of 3,380,000 shares of common stock were issued and outstanding. All issued and outstanding shares of our common stock are fully paid and non-assessable.

Common Stock

Holders of common stock have the right to cast one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. Holders of common stock do not have cumulative voting rights in the election of directors. Holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders, and a vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of our articles of incorporation.

Holders of common stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the board of directors, from funds legally available therefore. In the event of our liquidation, dissolution or winding up, all assets and funds remaining after the payment of all debts and other liabilities shall be distributed, pro rata, among the holders of the common stock. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.


               INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of our common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Michael A. Cane of Cane & Company, LLC, our independent counsel, has provided an opinion on the validity of our common stock.


 DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES
                           ACT LIABILITIES

Our directors and officers are indemnified as provided by the Nevada Revised Statutes and our bylaws. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.


                ORGANIZATION WITHIN LAST FIVE YEARS

We are a Nevada corporation incorporated on September 14, 1999.

Our principal executive offices are located at 5709 Hudson Street, Vancouver, BC, Canada, V6M 2Z2. Our telephone number is (604) 880-9721.

                      DESCRIPTION OF BUSINESS

We are an exploration stage company engaged in the acquisition, exploration and development of mineral properties. We have acquired the option to earn a 90% interest in the mineral claims described below under the heading "Option Agreement". These mineral claims are in the Watson Lake region of the Yukon Territories in the country of Canada and are referred to by us as the Watson Lake mineral claims. While we have not yet conducted any mineral exploration, our business plan is to carry out exploration work on the Watson Lake mineral claims in order to ascertain whether they possess commercially developable quantities of molybdenum and tungsten. We can provide no assurance that a commercially viable mineral deposit, or reserve, exists in the Watson Lake mineral claims until appropriate exploratory work is done and a comprehensive evaluation based on such work concludes legal and economic feasibility.

Option Agreement

We have entered into an option agreement dated January 24, 2000 with 537192 B.C. Ltd. 537192 is not affiliated with us in any way other than as relates to this option agreement. We selected this project based on: (a) the commodity (molybdenum); (b) the high-grade nature of known deposits; and (c) the potential to locate additional high-grade resources. Under the option agreement, we are granted the exclusive right and option to acquire a 90% interest in certain mineral claims in Watson Lake Mining District in the Yukon Territories for a total consideration of $25,000 US and the incurrence of exploration and development expenditures on the Watson Lake mineral claims totaling $200,000 US.

We entered into an amendment agreement dated December 20, 2000 with 537192 whereby the dates for incurring the exploration and development expenditures required by the option agreement were extended. Under the amended option agreement, the dates for completion of the initial $25,000 of exploration expenditures has been extended to December 31, 2001 and the date for the balance of $175,000 of exploration and development expenditures has been extended to December 31, 2002. We paid $1,000 to 537192 in consideration for these extensions to the time periods required by the original option agreement.

We have completed the following cash payments to 537192 B.C. Ltd under the option agreement:

(1) we paid the sum of $2,500 US upon execution of the option agreement on January 24, 2000;

(2) we paid an additional amount of $7,500 US upon delivery to us by 537192 B.C. Ltd of a geological report on the Watson
      Lake mineral claims;

(3) we paid an additional amount of $15,000 on February 17, 2000 upon the completion by us of a private placement financing.

In addition, we must incur expenditures in the exploration of the Watson Lake mineral claims in the following amounts by the following dates in order to exercise the option under our option agreement as amended:

(1)   $25,000 US by December 31, 2001;

(2)   an additional $175,000 US by December 31, 2002.

If we incur any exploration expenditures in excess of $25,000 prior to December 31, 2001, the amount of these excess exploration expenditures will be applied to the $175,000 requirement for the year ending December 31, 2002.

If we acquire a 90% interest in the Watson Lake mineral claims, the option agreement provides that we will enter into a joint venture agreement with 537192 B.C. Ltd for the joint exploration and development of the Watson Lake mineral claims. The total cost to us to acquire the 90% interest is $225,000. This amount is comprised of $25,000 for payments made to vendors and $200,000 in exploration expenditures.

The terms of the joint venture agreement with 537192 B.C. Ltd. have not been finalized, but the parties have drafted a nearly complete proposed agreement. Terms will be finalized after completion of the second phase of exploration, but we anticipate most of the terms will remain unchanged from the proposed agreement.

Under the proposed terms of the exploration joint venture agreement with 537192 B.C. Ltd., we have agreed to use our best efforts to explore and develop the property containing the Watson Lake mineral claims with the goal of eventually putting the property into commercial production should both a feasibility report recommending commercial productions be obtained and a decision to commence commercial production be made. The feasibility report refers to a detailed written report of the results of a comprehensive study on the economic feasibility of placing the property or a portion of the property into commercial production. Both parties under the proposed terms agree to associate and participate in a single purpose joint venture to carry out the project. Beneficial ownership of the property remains in each party's proportion to its respective interest. Also, all costs are to be met by each party in proportion to its interest.

Upon formation of the joint venture as proposed, we will be deemed to have incurred costs of $225,000 and 537192 B.C. Ltd. will be deemed to have incurred costs of $25,000 in connection with the Watson Lake property. The respective interests of each party could be increased or decreased from time to time if any or all of the following events occur: (1) a party fails to pay its proportionate share of the costs;
(2) a party elects not to participate in the program; and/or (3) a party elects to pay less than its proportionate share of the costs for the program. If these terms operate to cause a party's interest in the property to be reduced to 5% or less, that party will forfeit its interest to the other party and will receive a royalty equal to 2% of net profits payable within 60 days after the end of each calendar quarter. The joint venture will terminate if one party's interest equals 100%.

The proposed joint venture agreement provides for 537192 B.C. Ltd. to initially act as the operator of the joint venture program. As compensation for general overhead expenses that it may incur as operator, the joint venture will pay the operator an amount equal to 10% of all costs in each year, but only 5% of costs paid by the operator under any contract involving payments in excess of $100,000 in one year. The operator has the full right, power and authority to do everything necessary or desirable to carry out a program and the project and to determine the manner of exploration and the development of the property. A management committee consisting of one representative of each party will oversee the operator and manage or supervise the management of the business and affairs of the joint venture. Each representative may cast that number of votes that is equal to that party's interest; simple majority prevails and disputes are referred to arbitration. The proposed joint venture agreement contemplates that the agreement will stay in effect for so long as any part of the property or project is held in accordance with the agreement, unless earlier terminated by agreement of all parties.

Location and Access of the Watson Lake Mineral Claims

The mineral claims comprising the Watson Lake Property consist of four mineral claims covering approximately 200 acres located in the Watson Lake Mining District in the Yukon Territories, Canada. The claims are comprised of the following: (i) mineral claim number YB92564; (ii) mineral claim number YB92565; (iii) mineral claim number YB92566; and (iv) mineral claim number YB92567.

Access to the mineral claims is possible by vehicle from Whitehorse, Yukon via the Alaska Highway south to Johnson's Crossing, a distance of 75 miles, then northerly on the South Canol Highway for 92 miles to the Upper Sheep Creek access trail.

Prior Exploration of the Watson Lake Mineral Claims

The Watson Lake mineral claims were identified as being prospective for deposits of molybdenum and tungsten in 1955. The mineral claims were acquired in 1956 by Canol Metal Mines Ltd. who conducted additional exploration consisting of detailed prospecting and hand trenching. Encouraged by molybdenum assays in the trenching program, access to the area was improved and extensive localized dozer trenching completed. Canol Metal Mines Ltd. conducted an exploration
program on the mineral claims in 1959.   The exploration and
development work completed by Canol Metal Mines Ltd. included construction of 12 miles of access road, technical surveys, construction of underground tunneling, surface and underground drill testing and preliminary metallurgical testing. Drilling verified the presence of a somewhat discontinuous, fault controlled mineralized skarn zone along the contact containing molybdenite, scheelite and/or powelite and carrying approximately 2% pyrite and pyrrhotite as a result of this program, drill indicated reserves are calculated to be 15,000 tons of 0.73% Mo and 17,000 tons of 1.06% WO3.

A further exploration program was conducted by Sunstate Resources Ltd. during the period from 1995 to 1997. This program consisted of road construction, bulldozer trenching, prospecting, soil sampling and geological mapping. This exploration traced the favorable host horizon containing the original deposit for over 2,000 feet to the north, and located two areas highly anomalous in coppery-molybdenum and tungsten content. A new showing of molybdenite mineralization in altered granite was located. An assay from this zone returned a value of 1.10% Mo. Re-sampling of earlier trench zones confirmed the original results and suggested that the prospective host horizon continues to the north (across the ridge crest).

Geological Report and Recommended Work Program

We have obtained a geological property evaluation report prepared by Mr. Glen C. Macdonald, Professional Geologist on the Watson Lake mineral claims. This report, dated January 2000, was originally prepared for Sunstate Resources Ltd, which originally had an option on the property but abandoned that option and turned over the report to 537192 B.C. Ltd. Sunstate Resources and 537192 are neither
subsidiaries nor affiliates of each other.   Glen Macdonald is a
professional independent consultant and has no affiliation with either Sunstate Resources Ltd. or Encore.

The cost of this report was included in the property acquisition costs.

The geological report summarizes the geology and the prior exploration of the mineral claims, gives conclusions as to the results of the prior exploration and makes a recommendation to conduct further geological exploration on the Watson Lake mineral claims.

The geological report concludes that the geological environment of the Watson Lake mineral claims is capable of hosting significant deposits of molybdenum and tungsten and further exploration to test indicated extensions to the present resources is warranted. The geological report recommends that a two phase geological work program be carried out on the Watson Lake mineral claims. Phase one of this exploration program consists of a geological survey that would include prospecting, geological mapping, testing of soil samples and nighttime ultra-violet lamping. The objective of phase one of the geological work program is to identify prospective molybdenum and tungsten mineralization in the geological rock formations present at the Watson Lake mineral claims for a further drill program that would be the subject of phase two of the recommended work program. The projected cost of completion of phase one of the recommended work program is $25,000. The projected cost of completion of phase two of the recommended work program is $175,000.

Phase Two of the exploration program involves a drilling program on the Watson Lake Mineral Claims. Drilling will be completed at locations identified as recommended drill locations as a result of the analysis of Phase One of the exploration program. The purpose of Phase Two will be to determine the extent and concentration of molybdenum and tungsten mineralization on the Watson Lake Mineral Claims. A compilation of past exploration efforts has suggested that a relatively small area needs to be tested for a potentially larger reserve of higher-grade resource material. It is anticipated that approximately 3000 feet of core drilling in 5 or 6 drill holes would be required to test the required area. Note that there is a risk that we will not be able to come up with sufficient reserves to become economically viable because we may find that the zones are discontinuous.

Administration

We have entered into a management agreement dated December 1, 1999 with Mr. William Iny, a director and our president. Under the management agreement, Mr. Iny provides office administration services to us for a fee of $750 US per month for a one-year term commencing December 1, 1999 and ending on December 1, 2000. We entered into an extension agreement with Mr. Iny on December 1, 2000 whereby this management agreement was extended for an additional one-year term expiring on December 1, 2001, on the same terms as the original management agreement. The services include reception, secretarial services, accounting services, investor relations and other general office services.

Compliance with Government Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada generally, and in the Yukon Territories, specifically. In addition, production of minerals in the Yukon Territories will require prior approval of applicable governmental regulatory agencies. We can provide no assurance to investors that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals cannot be known at this time.

We have budgeted for regulatory compliance costs in the proposed work program recommended by the geological report. We will have to sustain the cost of reclamation and environmental mediation for all exploration (and development) work undertaken. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work program. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings, our competitive position or us in the event a potentially economic deposit is discovered.

If we enter into production, the cost of complying with permit and regulatory environment laws will be greater than in phase one because the impact on the project area is greater. Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment.

Employees

We have no employees, other than our sole officer, as of the date of this prospectus.

Our sole officer is Mr. William Iny who is our president, secretary and treasurer. Mr. Iny is also one of our directors. Mr. Iny provides his services on a part-time basis as required for our business pursuant to a management agreement. Mr. Iny presently commits approximately 15% of his business time to the business of the Company. We presently pay Mr. Iny a management fee for his management services in the amount of $750 per month pursuant to the management agreement.

We do not pay any compensation to our directors solely for serving as a director on our board of directors.

We conduct our business largely through agreements with consultants and arms-length third parties.

A possible conflict of interest between an employee and us may be presented when a new property prospect becomes available for acquisition. This will usually be determined by the status of our financial position, location of the prospect and a decision by our board of directors. There may also be a potential time allocation conflict because of a demanding schedule; however, we anticipate exercising proper time management planning.

Research and Development Expenditures

We have not incurred any research or development expenditures since our incorporation.

Subsidiaries

We do not have any subsidiaries.

Patents and Trademarks

We do not own, either legally or beneficially, any patent or trademark.


                          PLAN OF OPERATION

Our business plan is to proceed with the exploration of the Watson Lake mineral claims to determine if they contain commercially exploitable reserves of molybdenum and tungsten. We have decided to proceed with phase one of the exploration program recommended by the
geological report.    We anticipate that we will proceed with phase
one of the recommended geological work program in summer of 2001. We will not be able to proceed with this work program until such time as the property is accessible. The property is currently not accessible due to winter and snow conditions. We will assess whether to proceed to phase two of the recommended geological work program upon completion of an assessment of the results of phase one of the geological work program.

We anticipate that phase one of the recommended geological work program will cost approximately $25,000. We had approximately
$31,518 in cash reserves as of January 31, 2001.   We anticipate that
we have sufficient funds to complete phase one of the geological work program. This expenditure will also enable us to meet the exploration expenditure requirement under the option agreement for the period through December 31, 2001.

We believe that our cash reserves are also sufficient to meet our obligations for the next twelve month period to Mr. Iny under his management agreement and to pay for the legal and accounting expense of complying with our obligations as a reporting issuer under the Securities Exchange Act of 1934. These expenses will be in addition to the cost of completing phase one of the exploration program. Mr. Iny has agreed to defer receipt of payments under his management agreement until such time as we have sufficient working capital in order that we can proceed with phase one of our planned exploration program during 2001.

We will require additional funding in the event that we decide to proceed with phase two of the exploration program. The anticipated cost of the phase two exploration program is $175,000 which is in excess of our projected cash reserves remaining upon completion of phase one of the exploration program.

We anticipate any additional funding we may obtain will be in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund phase two of the exploration program. We believe that debt financing will not be an alternative for funding phase two of our exploration program. We do not have any arrangements in place for any future equity financing.

If we do not complete the required exploration expenditures of $25,000 by December 31, 2001 or $200,000 in aggregate by December 31, 2002, then our option in will terminate and we will lose all our rights and interest in the Watson Lake mineral claims. If we do not secure additional financing to incur the required exploration expenditures, we may consider bringing in a joint venture partner to provide the required funding. We have not undertaken any efforts to locate a joint venture partner. In addition, we can not provide investors with any assurance that we will be able to locate a joint venture partner who will assist us in funding the exploration of the Watson Lake mineral claims. We may also pursue acquiring interests in alternate mineral properties in the future.

Results Of Operations for Nine Months ending January 31, 2001

We did not earn any revenues during the nine months ended January 31, 2001. We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties.
We are presently in the exploration stage of our development and there is no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

We incurred operating expenses in the amount of $36,039 for the nine months ended January 31, 2001. These operating expenses included $7,748 incurred on account of office administration and sundry expenses. These operating expenses also included $26,901 in professional fees that were primarily attributable our corporate organization and our preparing a filing a registration statement under the Securities Act of 1933. We did not incur any mineral property exploration expenditures during the nine months ended January 31, 2001.

We incurred a loss of $34,315 for the nine months ended January 31, 2001.

We had cash of $31,518 as of January 31, 2001 and had working capital of $25,585 as of January 31, 2001.

                      DESCRIPTION OF PROPERTY

We have an option to acquire a 90% interest in the Watson Lake mineral claims, as described in the section above entitled
Description of Business. We do not own or lease any property other than our option to acquire an interest in the Watson Lake mineral claims.


            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than set forth in this section below, none of the following parties has, since our date of incorporation, any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

*     Any of our directors or officers;
*     Any person proposed as a nominee for election as a director;
* Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
*     Any of our promoters;
* Any relative or spouse of any of the foregoing persons who has the same house as such person.

We have entered into a management agreement with Mr. William Iny, our president and a director, whereby Mr. Iny provides management services to us in consideration for the payment of a management fee
of $750 per month.   See the section entitled "Description of
Business".

      MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No Public Market for Common Stock

There is presently no public market for our common stock. We currently plan to apply for listing of our common stock on the NASD over the counter bulletin board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide investors with no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize.

Holders of Our Common Stock

As of the date of this registration statement, we have 34 registered shareholders.

Registration Rights

We have not granted registration rights to the selling shareholders or to any other persons.

Dividends

There are no restrictions in our articles of incorporation or bylaws
that restrict us from declaring dividends.   The Nevada Revised
Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

(1) we would not be able to pay our debts as they become due in the usual course of business; or

(2) our total assets would be less than the sum of our total liabilities, plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends. We do not plan to declare any dividends in the foreseeable future.

Rule 144 Shares

A total of 3,280,000 shares of our common stock are presently available for resale to the public in accordance with the volume and
trading limitations of Rule 144 of the Act.   An additional 100,000
shares of our common stock will become available for resale to the public in accordance with the volume and trading limitations of Rule 144 on April 28, 2001.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1. 1% of the number of shares of the company's common stock then outstanding, which equals approximately 33,800 shares in our company as of the date of this prospectus; or

2. the average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least 2 years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, Mr. William Iny, our president and a director and thus one of our affiliates, holds 1,500,000 shares that currently may be sold pursuant to Rule 144. Mr. Steven Bekropolous, one of our directors and one of our affiliates, holds 150,000 shares that currently may be sold pursuant to Rule 144.

                      EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the compensation earned for services rendered for the fiscal period ended April 30, 2000 by our president and our directors. Note that we have only one executive officer who is also one of our two directors.


                 Annual Compensation      	   Long Term Compensation
                 -------------------               ----------------------

                                       Other                            All
                                       Annual                           Other
                                       Com-                             Com-
                                       pen-   Restricted                pen-
                                       sa-    Stock  Options/*  LTIP    sa-
Name        Title    Year Salary Bonus tion   Awarded SARs (#)payouts($)tion
----        -----    ---- ------ ----- ------ ------- ------- --------- ----
William   President, 1999 $3,750   0      0       0      0         0      0
Iny       Secretary, -
          Treasurer  2000
          and
          Director

Steven    Director   1999 $    0   0      0       0      0         0      0
Bekrop-              -
Oulos                2000

James     Former     1999 $    0   0      0       0      0         0      0
Watt      Director   -
                     2000


Stock Option Grants

We did not grant any stock options to the executive officers during our most recent fiscal year ended April 30, 2000. We have also not granted any stock options to the executive officers since April 30, 2000.

Employment Agreements

We have a management services agreement with Mr. William Iny, our president, secretary, treasurer and a director. Mr. Iny provides his services to us on a part-time basis. We pay him a fee of $750 per month for these services. For more information on Mr. Iny, see the section entitled "Directors, Executive Officers and Significant Employees".

We do not have an employment or consultant agreement with Mr. Steven Bekropoulos, our director. We did not pay any salary or consulting fees to Mr. Bekropoulos. For more information on Mr. Bekropoulos, see the section entitled "Directors, Executive Officers and Significant Employees".

Mr. James Watt resigned as one of our directors on March 23, 2000. We did not pay any salary or consulting fee to Mr. Watt and did not have an employment or consultant agreement with him.

                   INDEX TO FINANCIAL STATEMENTS

1. Report of Independent Accountants

2. Audited Financial Statements:

    a. Balance Sheet as of April 30, 2000

    b. Statement of Loss and Deficit for the period ending
       April 30, 2000

    c. Statement of Stockholders Equity for the period ending
       April 30, 2000

    d. Statement of Cash Flows for the period ending April 30, 2000

    e. Notes to Audited Financial Statements

3. Un-audited Interim Financial Statements as of January 31, 2001:

    a. Balance Sheet

    b. Statement of Loss and Deficit

    c. Statement of Cash Flows

    d. Statement of Stockholders Equity

    e. Notes to Financial Statements

                     ENCORE VENTURES, INC.
                (An Exploration Stage Company)


                     FINANCIAL STATEMENTS


                       APRIL 30, 2000
                  (Stated in U.S. Dollars)

                                   ------------------------------------
                                   Morgan & Company
                                   ------------------------------------
                                   Chartered Accountants
                                   ------------------------------------
                                   P.O. Box 10007, Pacific Centre
                                   Suite 1730 - 700 West Georgia Street
                                   Vancouver, B.C. V7Y 1A1
                                   Telephone (604) 687-5841
                                   Fax (604) 687-0075
                                   ------------------------------------



                         AUDITORS' REPORT




To the Shareholders of
Encore Ventures, Inc.

We have audited the balance sheet of Encore Ventures, Inc. (an exploration stage company) as at April 30, 2000 and the statements of loss and deficit accumulated during the exploration stage, cash flows, and stockholders' equity for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2000 and the results of its operations and cash flows for the period then ended in accordance with United States generally accepted accounting principles applied on a consistent basis.

Vancouver, B.C.                     /s/ Morgan & Company
May 16, 2000                        Chartered Accountants


        COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS
               ON CANADA-U.S. REPORTING CONFLICT


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those described in Note 1 of the financial statements. Our report to the shareholders dated May 16, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the Auditors' Report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, B.C.                     /s/ Morgan & Company
May 16, 2000                        Chartered Accountants

                     ENCORE VENTURES, INC.
                (An Exploration Stage Company)

                        BALANCE SHEET

                        APRIL 30, 2000
                   (Stated in U.S. Dollars)


------------------------------------------------------------------
ASSETS

Current
   Cash                                                 $   61,917

Mineral Property (Note 3)                                   25,000
                                                        ----------
                                                        $   86,917
==================================================================

LIABILITIES

Current
   Accounts payable                                     $    2,017
                                                        ----------

SHAREHOLDERS' EQUITY

Share Capital
   Authorized:
      100,000,000 Common shares, par value
      $0.001 per share

   Issued and outstanding:
      3,380,000 Common shares                                3,380

   Additional paid in capital                               91,120

Deficit Accumulated During The Exploration Stage            (9,600)
                                                        ----------
                                                            84,900
                                                        ----------
                                                        $   86,917
==================================================================


Approved by the Directors:


----------------------------           ---------------------------

                       ENCORE VENTURES, INC.
                  (An Exploration Stage Company)

                   STATEMENT OF LOSS AND DEFICIT
                      (Stated in U.S. Dollars)


------------------------------------------------------------------
                                       PERIOD FROM
                                       DATE OF
                                       ORGANIZATION      INCEPTION
                                       SEPTEMBER 14   SEPTEMBER 14
                                       1999 TO             1999 TO
                                       APRIL 30           APRIL 30
                                       2000                   2000
------------------------------------------------------------------

Expenses
   Office administration and sundry    $      4,066   $      4,066
   Professional fees                          5,534          5,534
                                       ---------------------------

Net Loss For The Period                       9,600   $      9,600
                                                      ============
Deficit Accumulated During The
   Exploration Stage,
   Beginning Of Period                            -
                                       ------------

Deficit Accumulated During The
   Exploration Stage,
   End Of Period                       $      9,600
===================================================

Net Loss Per Share                     $       0.01
===================================================

Weighted Average Number Of Shares
   Outstanding                            1,900,000
===================================================

                        ENCORE VENTURES, INC.
                  (An Exploration Stage Company)

                      STATEMENT OF CASH FLOWS
                      (Stated in U.S. Dollars)


------------------------------------------------------------------
                                       PERIOD FROM
                                       DATE OF
                                       ORGANIZATION      INCEPTION
                                       SEPTEMBER 14   SEPTEMBER 14
                                       1999 TO             1999 TO
                                       APRIL 30           APRIL 30
                                       2000                   2000
------------------------------------------------------------------

Cash Flows From Operating Activity
   Net loss for the period             $     (9,600)  $    (9,600)

Adjustments To Reconcile Net Loss
   To Net Cash Used By Operating
   Activity
    Change in accounts payable                2,017         2,017
                                       --------------------------
                                             (7,583)       (7,583)
                                       --------------------------
Cash Flows From Investing Activity
   Mineral property                         (25,000)      (25,000)
                                       --------------------------

Cash Flows From Financing Activity
   Share capital issued                      94,500        94,500
                                       --------------------------

Increase In Cash                             61,917        61,917

Cash, Beginning Of Period                         -             -
                                       --------------------------

Cash, End Of Period                    $     61,917   $    61,917
=================================================================

                        ENCORE VENTURES, INC.
                   (An Exploration Stage Company)

                 STATEMENT OF STOCKHOLDERS' EQUITY

                          APRIL 30, 2000
                     (Stated in U.S. Dollars)


                                COMMON STOCK
                   -----------------------------------
                                            ADDITIONAL
                                               PAID-IN
                       SHARES      AMOUNT      CAPITAL    DEFICIT    TOTAL
                   -------------------------------------------------------

Shares issued for
  cash at $0.001    1,500,000    $  1,500   $        -   $      -  $ 1,500

Shares issued for
  cash at $0.01     1,500,000       1,500       13,500          -   15,000

Shares issued for
  cash at $0.10       280,000         280       27,720          -   28,000

Shares issued for
  cash at $0.50       100,000         100       49,900          -   50,000

Net loss for
  the period                -           -            -     (9,600)  (9,600)
                    ------------------------------------------------------
Balance,
  April 30, 2000    3,380,000     $ 3,380   $   91,120   $ (9,600) $84,900
                    ======================================================

                       ENCORE VENTURES, INC.
                 (An Exploration Stage Company)

                  NOTES TO FINANCIAL STATEMENTS

                        APRIL 30, 2000
                   (Stated in U.S. Dollars)

1.	NATURE OF OPERATIONS

a)	Organization

	The Company was incorporated in the State of Nevada, U.S.A. on September 14, 1999.

b)	Exploration Stage Activities

The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral property and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.


2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)	Mineral Property and Related Deferred Exploration
Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off. To date none of the Company's properties have reached commercial production.

At least annually, the net deferred cost of each mineral property is compared to management's estimation of the net realizable value, and a write-down is recorded if the net realizable value is less than the cumulative net deferred costs.

                      ENCORE VENTURES, INC.
                 (An Exploration Stage Company)

                 NOTES TO FINANCIAL STATEMENTS

                        APRIL 30, 2000
                   (Stated in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

a)	Income Taxes

	The Company has adopted Statement of Financial Accounting
Standards No. 109 - "Accounting for Income Taxes" (SFAS
109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

b)	Financial Instruments

	The Company's financial instruments consist of cash and accounts payable.

	Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

c)	Use of Estimates

	The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in such estimates in future periods could be significant.

d)	Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.

                      ENCORE VENTURES, INC.
                 (An Exploration Stage Company)

                 NOTES TO FINANCIAL STATEMENTS

                        APRIL 30, 2000
                   (Stated in U.S. Dollars)


2.	MINERAL PROPERTY

The Company has entered into an option
agreement to acquire a 90% interest in a mineral claim block located in the Watson Lake
Mining District, Yukon Territories, Canada, for the following consideration:

-     cash payments as follows:
   -     $2,500 upon signing the option agreement (paid)
   -     $7,500 upon delivery of geologist report (paid)
   - $15,000 the earlier of the date which is five business days after the closing of a private placement raising gross proceeds of not less than $28,000 and June 30, 2000 (paid)
- exploration expenditures totalling $200,000 by December 31, 2001, $25,000 of which must be expended by December 31, 2000.

Consideration paid to date                            $   25,000
                                                      ==========

4.	COMMITMENT

The Company has entered into an agreement with its president to provide management services for a one year term at $750 per month, expiring December 31, 2000.


5.	UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

                        ENCORE VENTURES, INC.
                   (An Exploration Stage Company)


                        FINANCIAL STATEMENTS


                         JANUARY 31, 2001
                            (Unaudited)
                     (Stated in U.S. Dollars)

                        ENCORE VENTURES, INC.
                   (An Exploration Stage Company)

                           BALANCE SHEET
                            (Unaudited)
                     (Stated in U.S. Dollars)

---------------------------------------------------------------------------
                                                   JANUARY 31    APRIL 30
                                                      2001         2000
---------------------------------------------------------------------------
                                                   (Unaudited)   (Audited)

ASSETS

Current
  Cash                                             $   31,518    $  61,917

Mineral Property (Note 4)                              25,000       25,000
                                                   -----------------------
                                                   $   56,518    $  86,917
==========================================================================

LIABILITIES

Current
  Accounts payable                                 $    5,933    $   2,017
                                                   -----------------------
SHAREHOLDERS' EQUITY

Share Capital
  Authorized:
    100,000,000 Common shares,
    par value $0.001 per share

  Issued and outstanding:
    3,380,000 Common shares                             3,380        3,380

  Additional paid in capital                           91,120       91,120

Deficit Accumulated During The Exploration Stage      (43,915)      (9,600)
                                                   -----------------------
                                                       50,585       84,900
                                                   -----------------------
                                                   $   56,518    $  86,917
==========================================================================

Nature Of Operations (Note 2)

                        ENCORE VENTURES, INC.
                   (An Exploration Stage Company)

                    STATEMENT OF LOSS AND DEFICIT
                             (Unaudited)
                       (Stated in U.S. Dollars)



---------------------------------------------------------------------------
                                      THREE          NINE       INCEPTION
                                     MONTHS         MONTHS     SEPTEMBER 14
                                      ENDED          ENDED       1999 TO
                                    JANUARY 31     JANUARY 31   JANUARY 31
                                      2001           2001          2001
---------------------------------------------------------------------------

Expenses
   Office administration and sundry $    3,107     $    7,748   $    12,016
   Professional fees                     2,598         26,901        32,435
   Stock transfer services                 535          1,390         1,390
                                    ---------------------------------------
                                         6,240         36,039        45,841
Income
   Interest                               (392)        (1,724)       (1,926)
                                    ---------------------------------------
Net Loss For The Period                  5,848         34,315   $    43,915
                                                                ===========
Deficit Accumulated During The
  Exploration Stage, Beginning
  Of Period                             38,067          9,600
                                    -------------------------

Deficit Accumulated During The
  Exploration Stage, End Of
  Period                            $   43,915     $   43,915
=============================================================

Net Loss Per Share                  $     0.01     $     0.01
=============================================================

Weighted Average Number Of
  Shares Outstanding                 3,380,000      3,380,000
=============================================================

                        ENCORE VENTURES, INC.
                   (An Exploration Stage Company)

                       STATEMENT OF CASH FLOWS
                             (Unaudited)
                      (Stated in U.S. Dollars)

---------------------------------------------------------------------------
                                      THREE          NINE       INCEPTION
                                     MONTHS         MONTHS     SEPTEMBER 14
                                      ENDED          ENDED       1999 TO
                                    JANUARY 31     JANUARY 31   JANUARY 31
                                      2001           2001          2001
---------------------------------------------------------------------------

Cash Flows From Operating Activity
   Net loss for the period          $(5,848)       $  (34,315)  $   (43,915)

Adjustments To Reconcile Net
  Loss To Net Cash Used By
  Operating Activity
   Change in accounts payable          (797)            3,916         5,933
                                    ---------------------------------------
                                     (6,645)          (30,399)      (37,982)
                                    ---------------------------------------
Cash Flows From Investing Activity
   Mineral property                       -                 -       (25,000)
                                    ---------------------------------------
Cash Flows From Financing Activity
   Share capital issued                   -                 -        94,500
                                    ---------------------------------------

Increase (Decrease) In Cash          (6,645)          (30,399)       31,518

Cash, Beginning Of Period            38,163            61,917             -
                                    ---------------------------------------

Cash, End Of Period                 $31,518        $   31,518   $    31,518
===========================================================================

                        ENCORE VENTURES, INC.
                   (An Exploration Stage Company)

                 STATEMENT OF STOCKHOLDERS' EQUITY

                         JANUARY 31, 2001
                            (Unaudited)
                     (Stated in U.S. Dollars)


                              COMMON STOCK
                       -----------------------------------

                                                ADDITIONAL
                                                PAID-IN
                         SHARES      AMOUNT     CAPITAL    DEFICIT   TOTAL
                       -----------------------------------------------------
Shares issued for cash
  at $0.001            1,500,000    $ 1,500     $        - $      - $  1,500

Shares issued for cash
  at $0.01             1,500,000      1,500         13,500        -   15,000

Shares issued for cash
  at $0.10               280,000        280         27,720        -   28,000

Shares issued for cash
  at $0.50               100,000        100         49,900        -   50,000

Net loss for the period        -          -              -   (9,600)  (9,600)
                       -----------------------------------------------------
Balance,
  April 30, 2000       3,380,000      3,380         91,120   (9,600)  84,900

Net loss for the
  Period                       -          -              -  (34,315) (34,315)
                       -----------------------------------------------------
Balance,
  January 31, 2001     3,380,000    $ 3,380     $   91,120 $(43,915)$ 50,585
                       =====================================================

                           ENCORE VENTURES, INC.
                      (An Exploration Stage Company)

                       NOTES TO FINANCIAL STATEMENTS

                             JANUARY 31, 2001
                                (Unaudited)
                         (Stated in U.S. Dollars)


1.   BASIS OF PRESENTATION

The unaudited financial statements as of January 31, 2001 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the April 30, 2000 audited financial statements and notes thereto.


2.   NATURE OF OPERATIONS

    a)  Organization

        The Company was incorporated in the State of Nevada, U.S.A. on September 14, 1999.

    b)  Exploration Stage Activities

        The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

        The recoverability of amounts shown as mineral property and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.


3.   SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

                       ENCORE VENTURES, INC.
                  (An Exploration Stage Company)

                  NOTES TO FINANCIAL STATEMENTS

                         JANUARY 31, 2001
                           (Unaudited)
                    (Stated in U.S. Dollars)


3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

    a)  Mineral Property and Related Deferred Exploration Expenditures

        The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off. To date none of the Company's properties have reached commercial production.

        At least annually, the net deferred cost of each mineral property is compared to management's estimation of the net realizable value, and a write-down is recorded if the net realizable value is less than the cumulative net deferred costs.

    b)  Income Taxes

        The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS
        109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

    c)  Financial Instruments

        The Company's financial instruments consist of cash and accounts payable.

        Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

    d)  Use of Estimates

        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in such estimates in future periods could be significant.

                       ENCORE VENTURES, INC.
                  (An Exploration Stage Company)

                  NOTES TO FINANCIAL STATEMENTS

                         JANUARY 31, 2001
                           (Unaudited)
                    (Stated in U.S. Dollars)


3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

    e)  Net Loss Per Share

        Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.


4.   MINERAL PROPERTY

        The Company has entered into an option agreement to acquire a 90% interest in a mineral claim block located in the Watson Lake Mining District, Yukon
        Territories, Canada, for the following
        consideration:

        -   cash payments as follows:
            -   $2,500 upon signing the option agreement (paid)
            -   $7,500 upon delivery of geologist report (paid)
            - $15,000 the earlier of the date which is five business days after the closing of a private placement raising gross proceeds of not less than $28,000 and June 30, 2000 (paid)

            - exploration expenditures totalling $200,000 by December 31, 2001, $25,000 of which must be expended by December 31, 2000.

Consideration paid to date                                  $    25,000
                                                            ===========

5.   COMMITMENT

The Company has entered into an agreement with its president to provide management services for a one year term at $750 per month, expiring December 31, 2000.

  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                       FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our accountants.


                       AVAILABLE INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act with the Securities and Exchange Commission with respect to the shares of our common stock offered by this prospectus.
 This prospectus was filed as a part of that registration statement but does not contain all of the information contained in the registration statement and exhibits. Reference is thus made to the omitted information. Statements made in this prospectus are summaries of the material terms of contracts, agreements and documents and are not necessarily complete; however, all information we considered material has been disclosed. Reference is made to each exhibit for a more complete description of the matters involved and these statements are qualified in their entirety by the reference. You may inspect the registration statement and exhibits and schedules filed with the Securities and Exchange Commission at the Securities and Exchange Commission's principle office in Washington, D.C.
Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.
 The Securities and Exchange Commission also maintains a web site (http://www.sec.gov) that contains this filed registration statement, reports, proxy statements and information regarding us that we have filed electronically with the Commission. For more information pertaining to our company and the common stock offered in this prospectus, reference is made to the registration statement.

                             PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation that is not the case with our articles of incorporation. Excepted from that immunity are:

(1) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;
(2) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);
(3) a transaction from which the director derived an improper personal profit; and
(4)   willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

(1)   such indemnification is expressly required to be made by law;
(2)   the proceeding was authorized by our Board of Directors;
(3) such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or
(4) such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance all expenses incurred to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request. This advanced of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our bylaws or otherwise.

Our bylaws also provide that no advance shall be made by us to any officer in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee*        $   248
Federal Taxes                                               $   NIL
State Taxes and Fees                                        $   NIL
Transfer Agent Fees                                         $ 1,000
Accounting fees and expenses                                $ 5,000
Legal fees and expenses                                     $20,000
Blue Sky fees and expenses                                  $ 2,000
Miscellaneous                                               $   NIL
                                                            -------
Total                                                       $28,248
                                                            =======
---------------------------------------------------------------------------
* All amounts are estimates other than the Commission's registration fee.

We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

We completed the issuance of 1,500,000 shares of our common stock pursuant to Section 4(2) of the Securities Act of 1933 on December 21, 1999. We received proceeds of $1,500 from the offering. No commissions or fees were paid in connection with the offering. All shares were issued to a private company controlled by Mr. William Iny, our president and a director, at a price of $0.001 per share. The 1,500,000 shares of common stock are "restricted" shares, as defined in the Securities Act.

We completed a private placement of 1,500,000 shares of our common stock pursuant to Regulation S of the 1933 Act on January 19, 2000. All shares were issued at a price of $0.01 per share. We received proceeds of $15,000 from the offering. Each purchaser represented to us that the purchaser was a "Non-U.S. Person" as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificates issued in accordance with Regulation S. All purchasers were given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. The selling shareholders named in this prospectus include all of the purchasers who purchased shares pursuant to this Regulation S offering.

We completed a private placement of 280,000 shares of our common stock pursuant to Regulation S of the 1933 Act on February 16, 2000.
 All shares were issued at a price of $0.10 per share. We received proceeds of $28,000 from the offering. Each purchaser represented to us that the purchaser was a "Non-U.S. Person" as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificates issued in accordance with Regulation S. All purchasers were given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. The selling shareholders named in this prospectus include all of the purchasers who purchased shares pursuant to this Regulation S offering.

We completed a private placement of 100,000 shares of our common stock pursuant to Regulation S of the 1933 Act on April 28, 2000.
All shares were issued at a price of $0.50 per share. We received proceeds of $50,000 from the offering. Each purchaser represented to us that the purchaser was a "Non-U.S. Person" as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificates issued in accordance with Regulation S. All purchasers were given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. The selling shareholders named in this prospectus include all of the purchasers who purchased shares pursuant to this Regulation S offering.


ITEM 27. EXHIBITS.

EXHIBIT
NUMBER          DESCRIPTION
------------    --------------------

 3.1            Articles of Incorporation
 3.2            By-Laws
 4.1            Share Certificate
 5.1            Opinion of Cane & Company, LLC, with consent to use
10.1            Option Agreement
10.2            Management Agreement
10.3            Management Extension Agreement dated December 1, 2000
10.4            Option Extension Agreement dated December 20, 2000
23.1            Consent of Morgan & Company
23.2            Consent of Mr. Glen C. Macdonald to be named in prospectus

ITEM 28. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(A) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

      (1) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (2) reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

      (3) include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

(B) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person sin connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

                            SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of Vancouver, Province of British Columbia on April 19, 2001.

                                 ENCORE VENTURES INC.

                                 By: /s/ William Iny
                                 __________________________
                                 William Iny, President


                        POWER OF ATTORNEY

ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints William Iny, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated and on the dates stated.

SIGNATURE          CAPACITY IN WHICH SIGNED            DATE

/s/ William Iny    President, Secretary, Treasurer     April 19, 2001
---------------    and Chief Executive Officer
William Iny        (Principal Executive Officer)
                   and Director

/s/ Stephen
Bekropoulos        Director                            April 19, 2001
---------------
Stephen Bekropoulos